

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 30, 2015

Alessandro Gili
Chief Financial Officer
New Business Netherlands N.V.
Via Abetone Inferiore n. 4
1-41053 Maranello (MO)
Italy

> **Re: New Business Netherlands N.V.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed September 22, 2015**
> **File No. 333-205804**

Dear Mr. Gili:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2015 letter.

General

1. We are considering your response to our prior comment 1, and may have further comment. Please also provide your analysis as to whether the issuance of shares of FE New to the holders of FCA's mandatory convertible securities will impact the pro rata nature of the demergers.

Summary, page 1

Corporate Structure and Proposed Separation, page 4

2. We note your disclosure on page 5 that you expect that Pierro Ferrari and any FCA shareholders participating in FCA's loyalty program at the completion of the Separation will receive special voting shares in connection with the Separation. Please describe or reference in this section the revised information provided on page 138 regarding the action that such FCA shareholders must take to have the loyalty program's three-year holding period deemed to have commenced on the date of initial registration of such holder's shares in FCA in the loyalty voting register of FCA. In the alternative, please tell us why this would not materially impact the relative voting rights of the registrant's shareholders after the Separation.

Tax Consequences, page 148

3. We note your disclosure that no statutory, judicial or administrative authority directly discusses how a transaction such as the Separation should be treated for U.S. federal income tax and Italian income tax purposes. We also note your disclosure that the application of U.S. federal income tax laws to such transactions governed by non-U.S. corporate law is unclear. Please revise to set forth the basis for the opinions of counsel that are provided with respect to the tax consequences of the Separation for U.S. federal income tax and Italian income tax purposes.

4. We also note your disclosure that the first demerger and second demerger "should" not be a taxable event with respect to holders of Ferrari shares. Please add risk factor disclosure for any related risks that are material. In that regard, we note that the risk factor "The Separation is generally intended to qualify as a tax-free, neutral transaction from an Italian income tax perspective…" does not specifically address any risks to the public Ferrari shareholders if the demergers were found to be a taxable event with respect to such holders.

The Restructuring and Separation Transactions, page 126

5. Please briefly describe the terms of the mandatory convertible securities.

6. Please revise to disclose whether the rights of your public shareholders will change as a result of the transactions described under "The Spin-off" on pages 127 - 128, and to describe any such changes that are material.

Exhibit 5.1

Scope of Inquiry

7. Please have counsel remove Section 3.3 of Exhibit 5.1 and Section 3.2 of Exhibit 8.1, as counsel must review all documents necessary for the purpose of providing its opinion. Similarly, please have counsel remove from Section 5.2 of Exhibit 5.1 the phrase "[b]ased solely on the Excerpt and the Checks" with respect to the registrant's valid existence.

Assumptions

8. Please have counsel remove the reference to defects in the incorporation process in Section 2.1 of the Assumptions in Schedule 2 of Exhibit 5.1 as well as Sections 2.2, 2.3, 2.4 and 3.1(b) of the Assumption in Schedule 2 of Exhibit 5.1. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19. In the alternative, please tell us why such assumptions are both necessary and appropriate.

You may contact Claire Erlanger at (202) 551-3301 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Scott Miller
        Sullivan & Cromwell LLP